Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – THREE-MONTH PERIODS ENDED JUNE 30, 2017 AND MAY 31, 2016

Introduction

This management’s discussion and analysis (“MD&A”) is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. (referred to in this MD&A as “Acasti”, “the Corporation”, “we”, “us” and “our”) as at June 30, 2017 and for the three-month period then ended. This MD&A explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the three-month periods ended June 30, 2017 and May 31, 2016.

In this MD&A, financial information for the three-month period ended June 30, 2017 is based on the interim financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). The interim financial statements have been prepared under IFRS in accordance with IAS 34, Interim Financial Reporting. In accordance with its mandate, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on August 14, 2017. Disclosure contained in this document is current to that date, unless otherwise noted. Note that there have been no significant changes to the “Use of estimates and measurement uncertainty”, “Critical Accounting Policies”, and “Financial instruments” in comparison to those disclosed in the Corporation’s MD&A for the thirteen-month period ended March 31, 2017, filed with securities regulatory authorities on June 6, 2017. Readers should carefully review and consider the risks and uncertainties described in the Corporation’s filings with securities regulators, as well as in its Annual Report on Form 20-F filed with securities regulatory authorities on June 27, 2017. The Corporation’s financial results are published in Canadian dollars. All amounts disclosed in this MD&A are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Additional information about the Corporation can be found on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov/edgar.shtml under Acasti Pharma Inc.

The Class A shares of the Corporation (“Common Shares”) are listed for trading on the TSX Venture Exchange and on the NASDAQ Capital Market exchange under the ticker symbol “ACST”.

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our name, logo and website names and addresses are our service marks or trademarks. CaPre® and the phrase “BREAKING DOWN THE WALLS OF CHOLESTEROL” are our registered trademarks. The other trademarks, trade names and service marks appearing in this annual report are the property of their respective owners. Solely for convenience, the trademarks, service marks, tradenames and copyrights referred to in this annual report are listed without the ©, ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and tradenames.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Forward-Looking Statements

This MD&A contains certain information that may be forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which Acasti refers to in this MD&A as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “could” “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this MD&A includes, but is not limited to, information or statements about:

•	Acasti’s ability to conduct all required clinical and nonclinical trials for CaPre, including the timing and results of those clinical trials;

•	Acasti’s strategy, future operations, prospects and the plans of its management;

•	the design, regulatory plan, timeline, costs and results of Acasti’s clinical and nonclinical trials for CaPre;

•	the timing and outcome of Acasti’s meetings and discussions with the U.S. Food and Drug Administration (“FDA”);

•	Acasti’s planned regulatory filings for CaPre, and their timing;

•	Acasti’s expectation that its Bridging Study (as defined below) results will support its plan to get authorization from the FDA to use its 505(b)(2) pathway with new chemical entity (“NCE”) status towards a New Drug Application (“NDA”), approval in the United States;

•	the timing and results from two competitor outcomes studies in mild to moderate hypertriglyceridemia (“HTG”) patients;

•	the potential benefits and risks of CaPre as compared to other products in the pharmaceutical, medical food and natural health products markets;

•	Acasti’s anticipated marketing advantages and product differentiation of CaPre and its potential to become the best-in-class omega-3(“OM3”) compound for the treatment of severe HTG;

•	Acasti’s estimates of the size of the potential market for CaPre, unmet medical needs in that market, the potential for market expansion, and the rate and degree of market acceptance of CaPre if it reaches commercialization, and its ability to serve that market;

•	the potential to expand CaPre’s indication for the treatment of mild to moderate HTG;

•	the degree to which physicians would switch their patients to a product with CaPre’s target product profile;

•	Acasti’s strategy and ability to develop, commercialize and distribute CaPre in the United States and elsewhere;

•	the manufacturing scale-up of CaPre and the related timing;

•	Acasti’s intention and ability to strengthen its patent portfolio and other means of protecting its intellectual property rights;

•	the availability, consistency and sources of Acasti’s raw materials, including krill oil;

•	Acasti’s expectation to be able to rely on third parties to manufacture CaPre whose manufacturing processes and facilities are in compliance with current good manufacturing practices (“cGMP”);

•	the potential for OM3s in other cardiovascular medicine (“CVM”) indications;

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

•	Acasti’s intention to pursue development and/or distribution partnerships to support the development and commercialization of CaPre, and to pursue strategic opportunities to provide Acasti with capital and market access;

•	Acasti’s need for additional financing and its estimates regarding its future financing and capital requirements;

•	Acasti’s expectation regarding its financial performance, including its revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources and capital expenditures; and

•	Acasti’s projected capital requirements to fund its anticipated expenses, including its research and development and general and administrative expenses.

Although the forward-looking information in this MD&A is based upon what we believe are reasonable assumptions, you should not place undue reliance on that forward-looking information since actual results may vary materially from it. Important assumptions by Acasti when making forward-looking statements include, among other things, assumptions by it that:

•	Acasti successfully and timely completes all required clinical and nonclinical trials necessary for regulatory approval of CaPre;

•	Acasti successfully enrolls patients in its Phase 3 program;

•	the timeline and costs for Acasti’s clinical programs are not materially underestimated or affected by unforeseen circumstances;

•	CaPre is safe and effective;

•	the FDA confirms its 505(b)(2) regulatory pathway with NCE status towards NDA approval for CaPre in the United States and Acasti finalizes the protocols for its Phase 3 program for CaPre within its anticipated timeframe;

•	outcome study data from two of Acasti’s competitors in mild to moderate HTG patients is positive;

•	Acasti obtains and maintains regulatory approval for CaPre on a timely basis;

•	Acasti is able to attract, hire and retain key management and skilled scientific personnel;

•	third parties provide their services to Acasti on a timely and effective basis;

•	Acasti is able to obtain its required supply of raw materials, including krill oil;

•	Acasti is able to find and retain a third-party to manufacture CaPre in compliance with cGMP;

•	Acasti is able to secure distribution arrangements for CaPre, if it reaches commercialization;

•	Acasti is able to manage its future growth effectively;

•	Acasti is able to gain acceptance of CaPre in its markets and is able to serve those markets;

•	Acasti’s patent portfolio is sufficient and valid;

•	Acasti is able to secure and defend its intellectual property rights and to avoid infringing upon the intellectual property rights of third parties;

•	The impact is minimal, if any, to Acasti as a result of Neptune Technologies & Bioressources Inc.’s (Neptune) sale of its krill oil inventory and intellectual property to Aker BioMarine Antarctic AS (“Aker”);

•	Acasti is able to take advantage of business opportunities in the pharmaceutical industry and receive strategic partner support;

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

•	Acasti is able to continue as a going concern;

•	Acasti is able to obtain additional capital and financing, as needed, on acceptable terms;

•	there is no significant increase in competition for CaPre from other companies in the pharmaceutical, medical food and natural health product industries;

•	CaPre would be viewed favorably by payers at launch and receive appropriate healthcare reimbursement;

•	market data and reports reviewed and used by Acasti are accurate;

•	there are no changes in relevant laws or regulations that adversely affect Acasti; and

•	Acasti faces no product liability lawsuits and other proceedings, or any such matters, if they arise, are satisfactorily resolved.

In addition, the forward-looking information in this MD&A is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Assessment of Business Risks”, many of which are beyond Acasti’s control, that could cause its actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, among others:

•	risks related to timing and possible difficulties, delays or failures in Acasti’s planned Phase 3 program for CaPre;

•	pre-clinical and clinical trials may be more costly or take longer to complete than anticipated, and may never be initiated or completed, or may not generate results that warrant future development of CaPre;

•	CaPre may not prove to be as safe and effective or as potent as we currently believe;

•	Acasti’s planned Phase 3 program for CaPre may not produce positive results;

•	Acasti’s anticipated studies and submissions to the FDA may not occur as currently anticipated, or at all;

•	the FDA could reject Acasti’s 505(b)(2) regulatory pathway;

•	outcome study data from two of Acasti’s competitors in mild to moderate HTG patients may be negative, which could also negatively affect the market perception of CaPre;

•	Acasti may encounter difficulties, delays or failures in obtaining regulatory approvals for the initiation of clinical trials or to market CaPre;

•	Acasti may need to conduct additional future clinical trials for CaPre, the occurrence and success of which cannot be assured;

•	CaPre may have unknown side effects;

•	the FDA may refuse to approve CaPre, or place restrictions on Acasti’s ability to commercialize CaPre;

•	CaPre could be subject to extensive post-market obligations and continued regulatory review, which may result in significant additional expense and affect sales, marketing and profitability;

•	Acasti may fail to achieve its publicly announced milestones on time;

•	Acasti may encounter difficulties in completing the development and commercialization of CaPre;

•	third parties Acasti will rely upon to conduct its Phase 3 program for CaPre may not effectively fulfill their obligations to Acasti, including complying with FDA requirements;

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

•	there may be difficulties, delays, or failures in obtaining health care reimbursements for CaPre;

•	recently enacted and future laws may increase the difficulty and cost for Acasti to obtain marketing approval of and commercialize CaPre and affect the prices it can charge;

•	new laws, regulatory requirements, and the continuing efforts of governmental and third-party payors to contain or reduce the costs of healthcare through various means could adversely affect Acasti’s business;

•	the market opportunity for, and demand and market acceptance of, CaPre may not be as strong as we anticipate;

•	third parties that Acasti will rely upon to manufacture, supply and distribute CaPre may not effectively fulfill their obligations to us, including complying with FDA requirements;

•	there may not be an adequate supply of raw materials, including krill oil, in sufficient quantities and quality to produce CaPre under cGMP standards;

•	Neptune has significant influence with respect to matters submitted to Acasti’s shareholders for approval;

•	Neptune’s interest may not align with those of us or our other shareholders;

•	Acasti may not be able to meet applicable regulatory standards for the manufacture of CaPre or scale-up its manufacturing successfully;

•	Acasti may not be able to produce clinical batches of CaPre in a timely manner or at all;

•	as a company, Acasti has limited sales, marketing and distribution experience;

•	Acasti’s patent applications may not result in issued patents, its issued patents may be circumvented or challenged and ultimately struck down, and Acasti may not be able to successfully protect its trade secrets or other confidential proprietary information;

•	Acasti may face claims of infringement of third party intellectual property and other proprietary rights;

•	Under the License Agreement, Acasti licenses intellectual property that has been recently sold by Neptune to Aker. Acasti is assessing in more detail what impact, if any, this transaction may have on Acasti;

•	Acasti may face product liability claims and product recalls;

•	Acasti faces intense competition from other companies in the pharmaceutical, medical food and natural health product industries;

•	Acasti has a history of negative operating cash flow and may never become profitable or be able to sustain profitability;

•	Acasti has significant additional future capital needs and may not be able to raise additional financing required to fund further research and development, clinical studies, obtain regulatory approvals, and meet ongoing capital requirements to continue its current operations on commercially acceptable terms or at all;

•	Acasti may acquire businesses or products or form strategic partnerships in the future that may not be successful;

•	Acasti may be unable to secure development and/or distribution partnerships to support the development and commercialization of CaPre, provide development capital, or market access;

•	Acasti relies on key management and skilled scientific personnel; and

•	general changes in economic and capital market conditions could adversely affect Acasti.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Consequently, all of the forward-looking information in this MD&A is qualified by this cautionary statement. There can be no guarantee that the results or developments that the Corporation anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Corporation’s business, financial condition or results of operations that is anticipated by the Corporation. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Acasti does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking information is made as of the date of this MD&A.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses multiple financial measures for the review of its operating performance. Such measures are generally IFRS financial measures, but one adjusted financial measure, the Non-IFRS operating loss (adding to net loss, finance costs, depreciation and amortization, change in fair value of derivative warrant liabilities, stock-based compensation and by subtracting finance income), is also used to assess its operating performance. This non-IFRS financial measure is directly derived from the Corporation’s financial statements and is presented in a consistent manner. The Corporation uses this measure, in addition to the IFRS financial measures, for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. All of these measures also help the Corporation to plan and forecast future periods as well as to make operational and strategic decisions. The Corporation believes that providing this Non-IFRS information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses the Non-IFRS operating loss to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in its operating performance, and because the Corporation believes it provides meaningful information on the Corporation’s financial condition and operating results. Acasti’s method for calculating Non-IFRS operating loss may differ from that used by other corporations.

Acasti calculates its Non-IFRS operating loss measurement by adding to net loss, finance costs, depreciation and amortization, change in fair value of derivative warrant liabilities, and stock-based compensation expense and by subtracting finance income. Other items that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/costs include foreign exchange gain (loss). Acasti also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation expense, from its Non-IFRS operating loss calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is necessarily non-recurring.

A reconciliation of net loss to Non-IFRS operating loss is presented later in this MD&A.

Business Overview

We are a biopharmaceutical innovator focused on the research, development and commercialization of prescription drugs using OM3 fatty acids derived from krill oil. OM3 fatty acids have extensive clinical evidence of safety and efficacy in lowering triglycerides (“TGs”), in patients with HTG. Our lead product candidate is CaPre, an OM3 phospholipid, which we are developing initially for the treatment of severe HTG, a condition characterized by abnormally high levels of TGs in the bloodstream (over 500 mg/dL). Market research commissioned by us1 suggests there is a significant unmet medical need for

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1 Primary qualitative market research study with Key Opinion Leaders (KOLs), High Volume Prescribers (HVPs) and Pharmacy commissioned by Acasti in August 2016 by DP Analytics, A Division of Destum Partners, a market research firm (the Destum Market Research).

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

an effective, safe and well-absorbing OM3 therapeutic that demonstrates a positive impact on the major blood lipids associated with cardiovascular disease risk. We believe that, if supported by our Phase 3 program that we plan to initiate during the second half of 2017, CaPre will address this unmet medical need. We also believe the potential exists to expand CaPre’s initial indication to patients with mild to moderate HTG (blood levels between 200 – 499 mg/dL), although at least one additional clinical trial will likely be required to expand CaPre’s indication to this segment. We may seek to identify new potential indications for CaPre that may be appropriate for future studies and pipeline expansion. In addition, we may also seek to in-license other cardiometabolic drug candidates for drug development and commercialization.

In four clinical trials conducted to date, we saw the following beneficial effects with CaPre, and we are seeking to demonstrate similar safety and efficacy in our planned Phase 3 program:

•	significant reduction of TGs and non-high-density lipoprotein cholesterol (non-HDL-C) levels in the blood of patients with mild to severe HTG;

•	no deleterious effect on low-density lipoprotein cholesterol (“LDL-C”), or “bad” cholesterol, with the potential to reduce LDL-C;

•	potential to increase high-density lipoprotein cholesterol (“HDL-C”), or “good” cholesterol;

•	good bioavailability (absorption by the body), even under fasting conditions;

•	no significant food effect (meaning minimal difference in absorption) when taken with low-fat or high-fat meals; and

•	an overall safety profile similar to that demonstrated by currently marketed OM3s.

We believe that these features could set CaPre apart from current FDA-approved OM3 treatment options, and could give us a significant clinical and marketing advantage.

CaPre is a krill oil-derived mixture containing polyunsaturated fatty acids (“PUFAs”), primarily composed of OM3 fatty acids, principally EPA, and docosahexaenoic acid, or DHA present as a combination of phospholipid esters and free fatty acids. EPA and DHA are well known to be beneficial for human health, and according to numerous recent clinical studies, may promote healthy heart, brain and visual function1, and may also contribute to reducing inflammation and blood TGs2. Krill is a natural source of phospholipids and OM3 fatty acids. The EPA and DHA contained in CaPre are delivered as a combination of OM3s as free fatty acids and OM3s bound to phospholipid esters, allowing these PUFAs to reach the small intestine where they undergo rapid absorption and transformation into complex fat molecules that are required for lipid transport in the bloodstream. We believe that EPA and DHA are more efficiently transported by phospholipids sourced from krill oil than the EPA and DHA contained in fish oil that are transported either by TGs (as in dietary supplements) or as ethyl esters in other prescription OM3 drugs (such as LOVAZA and VASCEPA), which must then undergo additional digestion before they are ready for transport into the bloodstream. The digestion and absorption of OM3 ethyl ester drugs must be taken with a meal as they require a particular enzymatic process that is highly dependent on the fat content in that meal – the higher the fat content, the better the OM3 ethyl ester absorption. High fat meal content is clearly not recommended for patients with HTG. We believe that CaPre’s superior absorption profile could represent a significant clinical advantage, since taking it with a low-fat meal represents a more realistic and attractive regimen for patients with HTG who must follow a restricted low-fat diet.

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1 Primary qualitative market research study with Key Opinion Leaders (KOLs), High Volume Prescribers (HVPs) and Pharmacy commissioned by Acasti in August 2016 by DP Analytics, A Division of Destum Partners, a market research firm (the Destum Market Research).

2 Kwantes and Grundmann, Journal of Dietary Supplements, 2014.

3 Ulven and Holven, Vascular health and risk management, 2015.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

CaPre is intended to be used as a therapy combined with positive lifestyle changes, such as a healthy diet and exercise, and can be administered either alone or with other drug treatment regimens such as statins (a class of drug used to reduce LDL-C). CaPre is intended to be taken orally once or twice per day in capsule form.

According to the American Heart Association, the prevalence of HTG in the United States and globally correlates to the aging of the population and the increasing incidence of obesity and diabetes. Market participants, including the American Heart Association, have estimated that one-third of adults in the United States have elevated levels of TGs (TGs >150 mg/dL), including approximately 36 million people diagnosed with mild to moderate, and 3 to 4 million people diagnosed with severe HTG1. Moreover, according to Ford, Archives of Internal Medicine in a study conducted between 1999 and 2004, 18% of adults in the United States, corresponding to approximately 40 million2 people, had elevated TG levels equal to or greater than 200 mg/dl3, of which only 3.6% were treated specifically with TG-lowering medication4. We believe this data indicates there is a large underserved market opportunity for CaPre.

In 2015, CaPre’s target market in the United States for severe HTG was estimated by IMS NSP Audit data to be approximately $750 million, with approximately 5 million prescriptions written annually over the prior four years5. The total global market was estimated by GOED Proprietary Research in 2015 to be approximately $2.3 billion6. We believe there is the potential to greatly expand the treatable market in the United States to the approximately 36 million people with mild to moderate HTG, assuming favorable results from the CV outcome studies that are currently ongoing. These CV outcome trials are expected to report in mid-2018 (the REDUCE-IT trial sponsored by Amarin) and 2019 (the STRENGTH trial sponsored by Astra Zeneca) and are designed to evaluate the long-term benefit of lowering TGs on cardiovascular risks in patients taking prescription drugs containing OM3 fatty acids in combination with statins. If these trials are successful, additional clinical trials would likely be required for CaPre to also expand its label claims to the mild to moderate HTG segment. Given the large portion of the adult population in the United States that have elevated levels of TGs but who go largely untreated, we believe there is the potential for a very significant increase in the total number of patients eligible for treatment if the CV outcome trials are positive.

CaPre is being developed by us for the treatment of patients with severe HTG. In two Phase 2 clinical trials conducted by us in Canada (our COLT and TRIFECTA trials), CaPre was found to be safe and well-tolerated at all doses tested, with no serious adverse events that were considered treatment-related. Among the reported adverse events with an occurrence of greater than 2% of subjects and greater than placebo, only diarrhea had an incidence of 2.2%. In both Phase 2 clinical trials, CaPre significantly lowered TGs in patients with mild to severe HTG. Importantly, in these studies, CaPre also demonstrated no deleterious effect on LDL-C (unlike LOVAZA and EPANOVA, which have been shown to significantly increase LDL-C in patients with severe HTG). Further, our Phase 2 data indicated that CaPre may actually reduce LDL-C. LDL-C is undesirable because it accumulates in the walls of blood vessels, where it can cause blockages (atherosclerosis). In the Phase 2 trials, CaPre also reduced non-HDL-C (all cholesterol contained in the bloodstream except HDL-C), which is also considered to be a marker of cardiovascular disease. The COLT trial data showed a mean increase of 7.7% in HDL-C with CaPre at 4 grams per day (p=0.07), whereas VASCEPA has been shown to decrease HDL-C. Further studies in our planned Phase 3 program are required to demonstrate CaPre’s statistical significance with HDL-C.

We believe that these multiple potential cardiovascular benefits, if confirmed in our planned Phase 3 program, could be significant differentiators for CaPre in the marketplace, as no currently approved OM3 drug has shown an ability to positively modulate these four major blood lipid categories (TGs, non-HDL-C, LDL-C and HDL-C) in the treatment of severe HTG. We also believe that if supported by additional clinical trials, CaPre has the potential to become the best-in-class OM3 compound for the treatment of mild to moderate HTG.

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1 Christian et al., Am. J. Med. 2014

2 Kapoor and Miller, ACC, 2016 (Kapoor).

3 Ford, Archives of Internal Medicine, 2009; 169(6):572-578 (Ford).

4 Ford. See also: Christian et al., Am. J. Cardiology, 2011.

5 IMS NSP Audit data, December 2015 for US.

6 GOED Proprietary Research; Global EPA and DHA Pharmaceutical Spending by Region, 2015.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Under a license agreement we entered into with Neptune in August 2008 (the “License Agreement”), we received an exclusive license to use Neptune’s intellectual property portfolio related to cardiovascular pharmaceutical applications. The License Agreement allows us to develop and commercialize CaPre and our novel and active pharmaceutical ingredients (“APIs”), for the prescription drug and medical food markets. Under the License Agreement, Acasti is responsible for carrying out the research and development of the APIs, as well as required regulatory submissions and approvals and intellectual property filings relating to the cardiovascular applications. As a result of a royalty prepayment transaction we entered into with Neptune on December 4, 2012, we are no longer required to pay any royalties to Neptune under the License Agreement during its term for the use of the licensed intellectual property. The License Agreement expires on the date of the last to expire patent, which is 2031. On August 8, 2017, Neptune announced the sale of its krill oil inventory and intellectual property to Aker. Acasti is assessing in more detail what impact, if any, this transaction may have on Acasti.

In addition to Neptune’s license, Acasti continued to expand its intellectual property (“IP”) portfolio and patents during the three-month period ended June 30, 2017 with additional patents granted by the Taiwanese and Australian patent offices to protect both composition of matter and methods of treatment. The last-to-expire Acasti patent is valid until 2031. Acasti believes these patents increase the potential commercial opportunity for CaPre, including possible licensing and partnership opportunities. Acasti is committed to building a global portfolio of patents to help ensure IP protection and to facilitate CaPre’s market expansion opportunities.

Operations

During the three-month period ended June 30, 2017, Acasti advanced its research and development for CaPre. Acasti announced the completion of the scale-up of its novel, continuous process for the cGMP manufacturing of CaPre with qualified and experienced pharmaceutical CMOs, including completion of the installation and qualification of proprietary extraction and purification equipment at a production facility in Dijon, France. The first GMP production lots of CaPre were completed in Q1, which will support the enrollment of the first patients in the Phase 3 trials planned for initiation by the end of 2017. This was a significant milestone and paves the way for the supply of future commercial product. The clinical trial progress made in Q1 is summarized below.

CaPre - Clinical Trials Overview and Update

TRIFECTA and COLT Phase 2 Trials

In two Phase 2 clinical trials conducted by us in Canada (our COLT and TRIFECTA trials), CaPre was found to be safe and well-tolerated at all doses tested, with no serious adverse events that were considered treatment-related. Among the reported adverse events with an occurrence of greater than 2% of subjects and greater than placebo, only diarrhea had an incidence of 2.2%. In both Phase 2 clinical trials, CaPre significantly lowered TGs in patients with mild to severe HTG. Importantly, in these studies, CaPre also demonstrated no deleterious effect on LDL-C (unlike LOVAZA and EPANOVA, which have been shown to significantly increase LDL-C in patients with severe HTG). Further, our Phase 2 data indicated that CaPre may actually reduce LDL-C. LDL-C is undesirable because it accumulates in the walls of blood vessels, where it can cause blockages (atherosclerosis). In the Phase 2 trials, CaPre also reduced non-HDL-C (all cholesterol contained in the bloodstream except HDL-C), which is also considered to be a marker of cardiovascular disease. The COLT trial data showed a mean increase of 7.7% in HDL-C with CaPre at 4 grams per day (p=0.07). whereas VASCEPA has been shown to decrease HDL-C. Further studies in our planned Phase 3 program are required to demonstrate CaPre’s statistical significance with HDL-C.

Pharmacokinetics (PK) Trial

Our CAP13-101 study was an open-label, randomized, multiple-dose, single-center, parallel-design study in healthy volunteers. 42 subjects were enrolled into 3 groups of 14 subjects who took 1 gram, 2 grams or 4 grams of CaPre, administered once a day 30 minutes after breakfast. The objectives of the study were to determine the pharmacokinetic, or PK, profile and safety on Day 1 following a single oral dose and Day 14 following multiple oral doses of CaPre in individuals pursuing a low-fat diet (therapeutic lifestyle changes diet). The effect of a high-fat meal on the bioavailability of CaPre was also evaluated at Day 15. Blood samples were collected for assessment of EPA and DHA total lipids in plasma to derive the PK parameters. The PK profile of CaPre following multiple 4 gram doses obtained in the CAP13-101 study at Day 14 was compared to the results obtained in a similar PK study (Offman 2013 - ECLIPSE 2) where LOVAZA was also administered at 4 grams a day for 14 days with a low-fat diet. Although CaPre contains approximately 2.5 times less EPA and DHA compared to LOVAZA (approximately 310 mg/1g capsule for CaPre versus 770 mg/1g capsule for LOVAZA), when administered with a low-fat meal, CaPre plasma levels of EPA and DHA are very similar to those of LOVAZA, as indicated by the area under the plasma drug concentration against time curve, or AUC, and the maximal plasma drug concentration. This study gives us confidence in the dosing and design of our planned Phase 3 program.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

PK Bridging Study

On September 14, 2016, we announced positive data from our completed comparative bioavailability study, or the Bridging Study1. The Bridging Study was an open-label, randomized, four-way, cross-over, bioavailability study comparing CaPre, given as a single dose of 4 grams in fasting and fed (high-fat) states, as compared to the FDA-approved HTG drug LOVAZA (OM3-acid ethyl esters) in 56 healthy volunteers. The protocol was reviewed and approved by the FDA. The primary objective of the Bridging Study was to compare the bioavailability of CaPre to LOVAZA, each administered as a single 4 gram dose with a high-fat meal, which is the condition under which administration of OM3 drugs will yield the highest levels of EPA and DHA in the blood, and therefore has the highest potential for toxicity. To allow us to rely on the long-term safety data of LOVAZA to support a 505(b)(2) NDA for CaPre, our results had to show that the blood levels of EPA and DHA resulting from a single 4 gram dose of CaPre are not significantly higher than from a single 4 gram dose of LOVAZA under fed (high-fat meal) conditions. The Bridging Study met all of its objectives and demonstrated that the levels of EPA and DHA following administration of CaPre did not exceed corresponding blood levels following administration of LOVAZA in subjects who were fed a high-fat meal. We expect that these results will support our position that CaPre and LOVAZA have a comparable safety profile. Also, among subjects in a fasting state, CaPre demonstrated better bioavailability than LOVAZA, as measured by significantly higher blood levels of EPA and DHA. Since most HTG patients must follow a restricted low-fat diet, we believe that CaPre’s strong bioavailability profile could provide a more effective clinical solution for these patients.

We summarized and submitted data from our Bridging Study to the FDA for review and discussed it with the FDA at an End of Phase 2 meeting during the first quarter of 2017. We also presented our Bridging Study data at the National Lipid Association Conference in May 2017 and we plan to submit the data from our Bridging Study for peer review and publication.

Business and Commercialization Strategy

Key elements of our business and commercialization strategy include initially obtaining regulatory approval for CaPre in the United States for severe HTG. We do not have in-house sales and marketing resources. We are currently evaluating several alternative approaches to commercializing CaPre in the United States including through strategic partnerships as well as building our own sales and marketing organization. Our preferred strategy is to commercialize CaPre outside the United States through strategic development and distribution partnerships, and to potentially seek funding support from strategic partnerships for these development and commercialization activities. We believe that a late development-stage and differentiated drug candidate like CaPre could be attractive to various global, regional or specialty pharmaceutical companies, and we are taking an opportunistic approach to partnering and licensing in various geographies and indications.

______________________

1 PK Bridging Study Protocol: 2016-4010: A Single-Dose, Comparative Bioavailability Study of CaPre 1 gram Capsules Compared to LOVAZA 1 g Capsules Under Fasting and Fed Conditions.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Our key commercialization goals include:

•	initiating and completing our planned Phase 3 program and, assuming the results are positive, filing an NDA to obtain regulatory approval for CaPre in the United States, initially for the treatment of severe HTG, with the potential to afterwards expand CaPre’s indication to the treatment of mild to moderate HTG;

•	continuing to strengthen our patent portfolio and other intellectual property rights;

•	continuing to evaluate the optimal strategic approach for commercializing CaPre in the United States; and

•	pursuing strategic opportunities outside of the United States, such as licensing or similar transactions, joint ventures, partnerships, strategic alliances or alternative financing transactions, to provide development capital, market access and other strategic sources of capital for us.

In addition to completing our planned Phase 3 program, we expect that additional time and capital will be required to complete the filing of an NDA to obtain FDA pre-market approval for CaPre in the United States, and to complete business development collaborations, marketing and other pre-commercialization activities before reaching the commercial launch of CaPre.

Additional Developments and Next Steps

Phase 3 Program Plan -In March 2017, we announced our plans to proceed with our Phase 3 program following our End-of-Phase 2 meeting with the FDA in February 2017. Based on the guidance we received from the FDA, we plan to conduct two pivotal, randomized, placebo- controlled Phase 3 studies to evaluate the safety and efficacy of CaPre in patients with severe HTG (TG levels >500 mg/dL). These studies will evaluate CaPre’s ability to lower TGs from baseline in approximately 450 – 500 patients randomized to either 4 grams daily or placebo. The FDA’s feedback supports our plan to conduct two studies instead of one large study, potentially shortening the time to an NDA submission. We intend to initiate our Phase 3 program during the second half of 2017. We are now in the process of finalizing the selection of the Clinical Research Organization and the Principal Investigator, who will oversee the Phase 3 program.

Option Grants - On June 14, 2017, Acasti granted options to certain of its employees, executives and directors under the Corporation’s Stock Option Plan to acquire an aggregate of 647,900 Common Shares at an exercise price of $1.77 per share. The Board of Directors also amended the Corporation’s Stock Option Plan in order to increase the current limit of shares reserved for issuance under the plan by 798,104 Common Shares to 2,940,511 Common Shares, and approved the grant of options to certain officers and directors to acquire an additional aggregate amount of 373,600 Common Shares at an exercise price of $1.77 per share. These options are subject to TSXV approval and disinterested shareholder approval at the Corporation’s next annual and special shareholders meeting.

Neptune Sale of Krill Oil Inventory and Intellectual Property to Aker - On August 8, 2017, Neptune announced that it sold its krill oil inventory and intellectual property to Aker for consideration of US$34 million. In connection with its announcement, Neptune indicated that it retains and remains committed to its investment in Acasti. According to Neptune, the License Agreement between Acasti and Neptune remains in place. Acasti is assessing in more detail what impact, if any, this transaction may have on its future operations.

Acasti Presentations at International Industry Conferences - Acasti scientists presented results from the CaPre PK bridging study at the National Lipid Association Scientific Sessions in May 2017 in Philadelphia, highlighting the fact that when taken on an empty stomach, the phospholipid ester and free fatty acid forms of EPA and DHA found in CaPre demonstratedbetter bioavailability than LOVAZA, as measured by significantly higher blood levels of EPA and DHA. In addition, Acasti scientists gave an oral presentation of the Phase 1 and Phase 2 data of CaPre at the International Academy of Cardiology Annual Scientific Sessions 22nd World Congress on Heart Disease in Vancouver in July. These results will also be submitted in the near future for publication in a peer-reviewed journal.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Basis of presentation of the financial statements

Beginning in fiscal 2017, the Corporation’s fiscal year end is on March 31. Previously, the Corporation’s fiscal year end was February 28. As a result, the Corporation’s financial statements and corresponding notes to financial statements relating to this MD&A include two different three-month periods: the three-month period ended June 30, 2017 and the three-month period ended May 31, 2016. Financial information for the three-month period ended June 30, 2016 has not been included in these financial statements for the following reasons: (i) the three-month period ended May 31, 2016 provides a meaningful comparison to the three-month period ended June 30, 2017; (ii) there are no significant factors, seasonal or otherwise, that would impact the comparability of information if the results for the three-month period ended June 30, 2016 were presented in lieu of results for the three-month period May 31, 2016; and (iii) it was not practicable or cost justified to prepare the addtional information that would be required for a comparison of the three-month period ended June 30, 2016 to the three-month period ended June 30, 2017.

The Corporation is subject to a number of risks associated with the conduct of its planned Phase 3 clinical program and its results; its goal to establish strategic partnerships and the successful development of CaPre and its marketing. The Corporation has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through the public offering and private placement of Common Shares and convertible debt, proceeds from research grants and research tax credits, and exercises of warrants, rights, and options. To achieve the objectives of its business plan, the Corporation plans to raise the necessary funds through additional securities offerings and the establishment of strategic partnerships as well as additional research grants and research tax credits. Also, CaPre will require approval from the FDA and equivalent regulatory organizations in other countries before it can be commercialized. The ability of the Corporation to achieve profitable operations is dependent on a number of factors outside of the Corporation’s control. See “Risk Factors” in this MD&A and in Acasti’sAnnual Report on Form 20-F for the fiscal year ended March 31, 2017.

The Corporation’s current assets of $7,983 as at June 30, 2017 include cash and cash equivalents totaling $7,567, mainly generated by the net proceeds from the Corporation’s public offering and private placement of Common Shares and debentures completed on February 21, 2017 as well as the public offering of Common Shares and warrants completed on December 3, 2013 and private offering completed on February 7, 2014 (collectively, the “Previous Offerings”). The Corporation’s liabilities total $3,549 at June 30, 2017 and are comprised primarily of $2,016 in amounts due to or accrued for creditors, $1,458 of outstanding unsecured convertible debentures and $75 for derivative warrant liabilities. The Corporation’s current assets as at June 30, 2017 are projected to be significantly less than needed to support its current liabilities when combined with the projected level of expenses for the next twelve months, including the preparation for and the planned initiation of the Phase 3 clinical study program for CaPre. Additional funds will also be needed for the expected expenses for the total CaPre Phase 3 research and development phase beyond the next twelve months. The Corporation intends to pursue strategic partnerships in connection with financing and commercializing CaPre and plans to raise additional funds in the future, but there can be no assurance as to when or whether Acasti will complete any financing or enter into strategic partnerships. In particular, raising financing is subject to market conditions and is not within the Corporation’s control. Additionally, although the Corporation intends to continue to rely on the support of Neptune for a portion of its general and administrative needs, the continuance of this support is outside of the Corporation’s control. If the Corporation does not raise additional funds or find one or more strategic partners, it may not be able to realize its assets and discharge its liabilities in the normal course of business. As a result, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business. The Corporation currently has no other arranged sources of financing.

The Corporation’s financial statements for the three-month period ended June 30, 2017 have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that may be necessary if the going concern basis was not appropriate for these financial statements. If the Corporation was unable to continue as a going concern, material write-downs to the carrying values of the Corporation’s assets, including the intangible asset, could be required.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

SELECTED FINANCIAL INFORMATION

	Three-month periods ended
	June 30, 2017	May 31, 2016
	$	$
Net loss	(2,778)	(3,154)
Basic and diluted loss per share	(0.19)	(0.29)
Non-IFRS operating loss[1]	(2,096)	(2,286)
Total assets	22,527	25,746
Working capital[2]	5,967	7,150
Total non-current financial liabilities	1,533	124
Total equity	18,978	24,131

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2017 AND MAY 31, 2016

The net loss totaling $2,778 or ($0.19) per share for the three-month period ended June 30, 2017 decreased by $376 or ($0.10) per share from the net loss totaling $3,154 or ($0.29) per share for the three-month period ended May 31, 2016. This resulted primarily from the $190 decreased Non-IFRS operating loss and the $115 financial expense decrease, both explained below, combined with $101 from the decreased loss due to the change in value of the warrant derivative liability with the reduction in the Company’s share price.

RECONCILIATION OF NET LOSS TO NON-IFRS OPERATING LOSS

	Three-month periods ended
	June 30, 2017	May 31, 2016
	$	$

Net loss	(2,778)	(3,154)
Add (deduct):
Stock-based compensation	36	64
Depreciation and amortization	667	609
Financial expenses	113	228
Change in fair value of
derivative warrant liabilities	(134)	(33)
Non-IFRS operating loss[1]	(2,096)	(2,286)

Stock-based compensation expense decreased by $28 to $36 for the three-month period ended June 30, 2017 from $64 for the three-month period ended May 31, 2016.

The depreciation and amortization expense increased $58 to $667 for the three-month period ended June 30, 2017 from $609 for the three-month period ended May 31, 2016 due to the increased operational production equipment.

______________________

1 The Non-IFRS operating loss (adding to net loss financial expenses (income), depreciation and amortization, change in fair value of derivative warrant liabilities and stock-based compensation) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented below.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

13

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

The financial expenses decreased by $115 to $113 for the three-month period ended June 30, 2017 from $228 for the three-month period ended May 31, 2016. This resulted primarily from a $238 foreign exchange loss decrease from $274 for the three-month period ended May 31, 2016 to $36 for the three-month period ended June 30, 2017 offset by an increase in interest on convertible debentures of $91 for the three-month period ended June 30, 2017 compared to nil for the three-month period ended May 31, 2016, and a decrease of $32 in interest income and other charges compared to the quarter ended May 31, 2016 mainly related to the pledge amount earning interest at 9% that was released by Neptune on September 20, 2016.

The fair value of the derivative warrant liabilities totaled $75 at June 30, 2017 or $134 less than the $209 fair value at March 31, 2017. The fair value of the warrants is estimated at each reporting date using the Black-Scholes option pricing model. The fair value of the warrants issued in connection with the Previous Offerings was determined to be $0.58 per warrant upon issuance, $0.04 per warrant at June 30, 2017 and $0.11 per warrant as of March 31, 2017. In the three-month period ended June 30, 2017, the decline in the Corporation’s stock price and volatility resulted in a gain based on the change in fair value of the warrant liabilities reducing the corresponding liability in the statement of financial position.

The Non-IFRS operating loss decreased by $190 for the three-month period ended June 30, 2017 to $2,096 compared to $2,286 for the three-month period ended May 31, 2016. This primarily resulted due to a decrease in research and development (“R&D”) expenses of $491 partially offset by an increase in general and administrative (“G&A”) expenses of $300, before consideration of stock-based compensation, amortization and depreciation. Details of the variations in R&D and G&A expenses are explained as follows:

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Breakdown of Major Components of the Statement of Earnings and Comprehensive Loss for the three-month periods ended June 30, 2017 and May 31, 2016

Research and development expenses	Three-month periods ended
	June 30, 2017	May 31, 2016
	$	$

Salaries and benefits	359	295
Stock-based compensation	33	12
Research contracts	518	1,401
Professional fees	370	69
Depreciation and amortization	667	609
Other	56	30
Government grants and tax credits	(21)	(23)
Total	1,982	2,393

General and administrative expenses	Three-month periods ended
	June 30, 2017	May 31, 2016
	$	$

Salaries and benefits	361	195
Administrative fees	50	75
Stock-based compensation	3	52
Professional fees	314	143
Other	89	101
Total	817	566

During the three-month period ended June 30, 2017, Acasti continued to move its R&D program forward as planned on its previously announced timeline for the conduct of its clinical program and production scale-up. The $1,982 in total R&D expenses for the three-month period ended June 30, 2017 totaled $1,281 before depreciation, amortization and stock-based compensation expense, compared to $2,393 in total R&D expenses for the three-month period ended May 31, 2016 or $1,772 before depreciation, amortization and stock-based compensation expense. This $491 decrease in R&D expenses before depreciation, amortization and stock-based compensation was mainly attributable to the $880 reduction in research contracts partially offset by an increase of $301 in professional fees. This expense mix changed with the transition of expenses from completed contracts under the Corporation’s successful Phase 2 bioavailability bridging clinical study to legal fees to support strategic partnership assessment and consultants to support preparation for Acasti’s clinical study program review with the FDA on the Phase 2 outcome combined with Phase 3 planning. This year-over-year quarterly net decrease was also partially offset by $64 in incremental salaries and benefits primarily sourced from full-time compared to half-time direct leadership and management of R&D when compared to the same period last year.

G&A expenses totaling $814 before stock-based compensation expense for the three-month period ending June 30, 2017 increased $300 from $514 for the three-month period ended May 31, 2016. This $300 increase was mainly attributable to a $166 increase in salaries and benefits associated with the added full-time executive and managerial headcount to support the Corporation’s strategy and financing while becoming more independent from Neptune, offset by the $25 reduction in administrative fees. This increase also resulted from increased professional fees of $171 due primarily to expenses for reactivating the Corporation’s public and investor relations programs and additional legal fees to support the completion of the annual corporate filings, partially offset by a reduction of $12 in other fees.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

SELECTED QUARTERLY FINANCIAL DATA

	June 30,	March 31,	November 30,	August 31,
	2017	2017[1]	2016	2016
	$	$	$	$

Net loss	(2,778)	(3,367)	(2,397)	(2,330)
Basic and diluted loss per share	(0.19)	(0.28)	(0.22)	(0.22)
Non-IFRS operating loss[2]	(2,096)	(2,151)	(1,737)	(1,625)

	May 31,	February 29,	November 30,	August 31,
	2016	2016	2015	2015
	$	$	$	$

Net loss	(3,154)	(1,919)	(2,191)	(1,241)
Basic and diluted loss per share	(0.29)	(0.18)	(0.20)	(0.12)
Non-IFRS operating loss[2]	(2,286)	(1,163)	(1,988)	(1,485)

The quarterly year-to-year non-IFRS operating loss variances are mainly attributable to fluctuations in R&D expenses from quarter-to-quarter as well as an increase in G&A expenses over the last four quarters shown above. The increase in net loss, net loss per share and non-IFRS operating loss in the fourth quarter of 2017 can partially be explained by the inclusion of the additional month in comparison to the comparative three-month quarterly financial data. The variances in net loss from quarter to quarter are mainly due to the changes in fair value of the warrant liabilities as well as variations in foreign exchange gains or losses, particularly for the quarter ended August 31, 2015 with a foreign exchange gain of $890.

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1 This fiscal quarter represents a period of four months ended March 31, 2017.

2 The Non-IFRS operating loss (adding to net loss financial expenses (income), depreciation and amortization, change in fair value of derivative warrant liabilities and stock-based compensation) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented below.

16

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

LIQUIDITY AND CAPITAL RESOURCES

Share Capital Structure

The Corporation’s authorized share capital consists of an unlimited number of Class A, Class B, Class C, Class D and Class E shares, without par value. Issued and outstanding fully paid shares, stock options, restricted shares units and warrants, were as follows as at for the periods ended:

	June 30, 2017	March 31, 2017
	$	$
Class A shares, voting, participating and without par value	14,712,052	14,702,556
Stock options granted and outstanding	2,377,188	1,424,788
2017 public offering of warrants exercisable at $2.15, until February 21, 2022	1,965,259	1,965,259
Series 2017 BW Broker warrants exercisable at $2.15, until
February 21, 2018	234,992	234,992
Series 2017 unsecured convertible debentures conversion option
contingent warrants exercisable at $1.90, until February 21, 2020[1]	1,052,630	1,052,630
Series 8 warrants exercisable at US$15.00, until December 3, 2018[2]	1,840,000	1,840,000
Series 9 warrants exercisable at $13.30 until December 3, 2018	161,654	161,654
Total fully diluted shares	22,343,775	21,381,879

Cash Flows and Financial Condition between the three-month periods ended June 30, 2017 and May 31, 2016

Operating activities

During the three-month periods ended June 30, 2017 and May 31, 2016, the Corporation’s operating activities used cash of $1,646 and $2,072, respectively, as primarily explained in the Non-IFRS operating loss section above. The use of cash flows in operating activities for the three-month periods ended June 30, 2017 and May 31, 2016 when compared to the net losses for each period are mainly attributable to the change in non-cash operating items, as explained in the Reconciliation of Net Loss to Non-IFRS Operating Loss section above further modified by changes in working capital, excluding cash.

Investing activities

During the three-month period ended June 30, 2017, the Corporation’s investing activities used cash of $81 compared to generating cash of $516 for the three-month period ended May 31, 2016. The cash used by investing activities during the three-month period ended June 30, 2017 was due to the payments on equipment acquisition of $97. The cash generated by investing activities for the three-month period ended May 31, 2016 was mainly due to the maturity of short-term investments of $9,378, partially offset by the acquisition of short-term investments of $8,362 and the payments on equipment acquisition totaling $512.

______________________

1 The debentures are convertible into Common Shares at a fixed price of $1.90 per Common Share except if the Corporation pays before the maturity, all or any portion of the convertible debentures. Should the Corporation pay all or any portion of the convertible debenture before maturity, then warrants become exercisable at $1.90 per Common Share for the equivalent convertible debenture amount prepaid.

2 Total of 18,400,000 warrants. In order to obtain one Common Share, 10 warrants must be exercised for a total amount of US$15.00

17

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Financing activities

During the three-month period ended June 30, 2017, the Corporation’s financing activities used cash of $421 due to the payment of public offering transaction costs of $381 and the payment of private placement transaction costs of $40 related to the securities offerings completed on February 21, 2017.

Overall, the Corporation’s cash decreased by $2,205 and $1,636, respectively, for the three-month periods ended June 30, 2017 and May 31, 2016. Cash and cash equivalents as at June 30, 2017 totaled $7,567.

See basis of presentation for additional discussion of the Corporation’s financial condition, including the need for additional funds and the material uncertainty that casts substantial doubt about our ability to continue as a going concern.

Use of funds

Acasti has used and intends to continue to use the net proceeds from the Previous Offerings to fund the completion of its manufacturing scale-up for CaPre and the clinical and regulatory planning and preparations necessary to be ready to enroll the first patient in the planned Phase 3 clinical program for CaPre, intellectual property expansion, business development activities, G&A expenses, and working capital. After the Corporation’s end of Phase 2 meeting with the FDA which took place after the closing of the Corporation’s securities offerings in February 2017, the Corporation expects that most of the more than $1 million in incremental net proceeds raised over the minimum referenced in the related prospectus will be used for Phase 3 clinical program preparation based on the plan now being better defined after the FDA meeting, including the Corporation’s plan to conduct two smaller Phase 3 studies instead of one larger study.

Financial Position

The following table details the significant changes to the statements of financial position as at June 30, 2017 compared to March 31, 2017:

Accounts	Increase (Decrease)	Comments
Cash and cash equivalents	(2,205)	See cash flow statement
Receivable	(96)	Payments received
Prepaid expenses	3	Completion of research contracts
Equipment	(51)	Acquisition of equipment and amortization
Intangible asset	(580)	Amortization
Trade and other payables	(186)	Payments made
Payable to parent corporation	64	Timing of payments
Derivative warrant liabilities	(134)	Change in fair value
Unsecured convertible debentures	52	Accretion of interest

See the statement of changes in equity in the Corporation’s financial statements for the three-month period ended June 30, 2017 for details of changes to the equity accounts from March 31, 2017.

Derivative warrant liabilities

As of June 30, 2017, the amount of $75 included in liabilities represents the fair value of warrants issued as part of the Previous Offerings. The warrants issued in connection with the Previous Offerings are derivative liabilities (derivative warrant liabilities) for accounting purposes due to the currency of the exercise price (USD $) being different from the Corporation’s functional currency (CAD $). The warrant liabilities will be settled in Common Shares. The fair value of the warrants issued in connection with the Previous Offerings was determined to be $0.58 per warrant upon issuance and $0.04 per warrant as of June 30, 2017. The fair value of the warrants is revalued at each reporting date.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments

The Corporation has no off-balance sheet arrangements except for the following commitments. As at June 30, 2017, the Corporation’s liabilities total $3,549, of which $2,016 is due within twelve months, $75 relates to a derivative warrant liability that will be settled in Common Shares and $1,458 of outstanding unsecured convertible debentures. The principal amount of unsecured convertible debentures may be prepaid, in whole or in part, at any time and from time to time, in cash, at the sole discretion of the Corporation. The debentures are convertible into Common Shares at a fixed price of $1.90 per Common Share except if the Corporation pays before the maturity, all or any portion of the convertible debentures.

A summary of the contractual obligations at June 30, 2017, is as follows:

	Carrying value	Total contractual cash flows	1 year or less	1 to 3 years
	$	$	$	$
Trade and other payables	2,016	2,016	2,016	—
Research and development contracts	3,174	3,174	3,174	—
Purchase obligation of equipment	18	18	18	—
Unsecured convertible debentures	1,458	2,423	160	2,263
Total	6,666	7,631	5,368	2,263

Research and development agreements

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute R&D projects and to produce certain tools and equipment. The Corporation has reserved certain rights relating to these projects.

The Corporation initiated R&D projects that are planned to be conducted over the next 12-month period for a total cost of $4,845, of which an amount of $1,005 has been paid to date. As at June 30, 2017, an amount of $666 is included in ''Trade and other payables'' in relation to these projects.

The Corporation has also entered into a contract to purchase production equipment for a total cost of $1,045 to be used in the manufacturing of the clinical and future commercial supply of CaPre, of which an amount of $800 has been paid to date. As at June 30, 2017, an amount of $227 is included in ''Trade and other payables'' related to this equipment.

Contingencies

A former CEO of the Corporation is claiming the payment of approximately $8.5 million and the issuance of equity instruments from the Neptune group. As the Corporation’s management believes that these claims are not valid, no provision has been recognized. Neptune and its subsidiaries have filed a claim to recover certain amounts from the former CEO. All outstanding share-based payments held by the former CEO were cancelled during the Corporation’s fiscal year ended February 28, 2015.

The Corporation is also involved in other matters arising in the ordinary course of its business. Since management believes these claims are not valid and it presently is not possible to determine the outcome of these matters, no provisions have been made in the financial statements for their ultimate resolution beyond the amounts incurred and recorded for such matters. The resolution of such matters could have an effect on the Corporation’s financial statements in the year that a determination is made. However, in management's opinion, the final resolution of all such matters is not projected to have a material adverse effect on the Corporation’s financial position.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Related Party Transactions

The Corporation was charged by its parent company, Neptune Technologies & Bioressources Inc. (“Neptune” or “parent”), for the purchase of research supplies and for certain costs incurred by Neptune for the benefit of the Corporation, as follows:

	June 30, 2017	May 31, 2016
	$	$

Research and development expenses	18	—
General and administrative expenses	103	126
	121	126

The Corporation purchased from Neptune R&D supplies of which $45 as at June 30, 2017 is recorded in prepaid expenses and will be expensed as used.

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items. In the three-month period ended June 30, 2017, the Corporation recognized an expense of $53 in G&A expenses and $6 in R&D expenses relative to the incremental costs (three-month period ended May 31, 2016 - $51 and nil, respectively).

In addition, Neptune provides Acasti with the services of personnel for its administrative, legal and laboratory work as part of a shared service agreement. The employees’ salaries and benefits are charged proportionally to the time allocation agreed upon. In the three-month period ended June 30, 2017, the Corporation recognized an expense of $50 in G&A expenses and $12 in R&D expenses under the shared service agreement (three-month period ended May 31, 2016 - $75 and nil, respectively).

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune.

On January 7, 2016 Neptune announced the acquisition of Biodroga Nutraceuticals Inc. As part of this transaction, the Corporation pledged an amount of $2 million (the “Committed Funds”) to partly guarantee the financing for the transaction (the “Pledge Agreement”). Neptune had agreed to pay Acasti an annual fee on the Committed Funds outstanding at an annual rate of 9% during the first six months and 11% for the remaining term of the Pledge Agreement. On September 20, 2016, Neptune fully released the pledged amount. The Corporation recognized interest revenue in the amount of nil for the three-month period ended June 30, 2017 and $45 for the three- month period ended May 31, 2016.

The payable to parent corporation primarily for G&A shared services has no specified maturity date for payment or reimbursement and does not bear interest.

The key management personnel are the officers of the Corporation, the members of the Board of Directors of the Corporation and of the parent company. They control in aggregate, less than 2% of the voting shares of the Corporation. See note 4 to the financial statements for disclosures of key management personnel compensation.

Future Accounting changes

The accounting policies and basis of measurement applied in the interim financial statements are the same as those applied by the Corporation in its financial statements for the year ended March 31, 2017.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

A number of new standards, interpretations and amendments to existing standards were issued by the International Accounting Standards Board (IASB) or the IFRS Interpretations Committee (IFRIC) that are mandatory but not yet effective for the three-month period ended June 30, 2017 and have not been applied in preparing the interim financial statements. The following standards have been issued by the IASB with effective dates in the future that have been determined by management to impact the financial statements:

IFRS 9 – Financial Instruments

Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions

Further information on these modifications can be found in Note 3 of the Corporation’s financial statements for the three-month period ended June 30, 2017.

Controls and procedures

In accordance with the Canadian Securities Administrators’ National Instrument 52-109, the Corporation has filed certificates signed by the Corporation’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) that among other things, report on the design of disclosure controls and procedures and the design of internal control over financial reporting.

Changes in internal control over financial reporting (“ICFR”)

There have been no changes in the Corporation’s ICFR during the three-month period ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect its ICFR.

Risk Factors

Investing in Acasti securities involves a high degree of risk due to, among other things, the nature of our business and the present stage of our development. Prospective and current investors should carefully consider the following risks and uncertainties, together with all other information in this MD&A, as well as our financial statements as at and for the three-month period ended June 30, 2017 and these risks as described in more detail in Item 3. “Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in Acasti’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017 and the Corporation’s other public filings. If any of these risks actually occur, Acasti’s business, financial condition, prospects, results of operations or cash flow could be materially and adversely affected and you could lose all or a part of the value of your investment. Additional risks or uncertainties not currently known to Acasti, or that we currently deem immaterial, may also negatively affect our business operations.

The following are primary risks associated with the business of Acasti, and could directly affect the Corporation’s business, prospects, financial position and results of operations:

Risks Facing Acasti’s Business and Industry

•	Acasti may not be able to maintain its operations and advance its research and development of CaPre without additional funding.

•	Acasti may never become profitable or be able to sustain profitability.

•	Acasti has no marketing and sales organization and, as a company, no experience in marketing products. If it is unable to establish marketing and sales capabilities or enter into agreements with a strategic partner to market and sell CaPre, Acasti may not be able to generate revenue.

•	If Acasti is not successful in attracting and retaining highly qualified personnel, it may not be able to successfully implement its business strategy.

•	Neptune has significant influence over matters Acasti puts to a vote of its shareholders.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

•	Neptune’s interests may not align with those of Acasti or its other shareholders.

•	Business disruptions could seriously harm Acasti’s future revenue and financial condition and increase its costs and expenses.

•	Acasti’s prospects currently depend entirely on the success of CaPre, which is still in clinical development, and Acasti may not be able to generate revenues from CaPre.

•	If Acasti encounters difficulties enrolling patients in its planned Phase 3 program, its development activities for CaPre could be delayed or otherwise adversely affected.

•	Acasti may not be able to obtain required regulatory approvals for CaPre.

•	Even if Acasti receives regulatory approval for CaPre, it may just be for a limited indication.

•	Acasti may be unable to find successful strategic partnerships to develop and commercialize CaPre.

•	Acasti may be unable to develop alternative product candidates.

•	Acasti may not be able to compete effectively against its competitors’ pharmaceutical products.

•	CaPre could face competition from products for which no prescription is required.

•	If outcome studies being conducted by two of Acasti’s competitors testing the impact of OM3 on treating patients with mild to moderate HTG are negative, there could also be an adverse impact for CaPre.

•	Recent and future legal developments could make it more difficult and costly for Acasti to obtain regulatory approvals for CaPre and negatively affect the prices it may charge.

•	Reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance. If there is not sufficient reimbursement for CaPre, it is less likely that it will be widely used.

•	Even if Acasti obtains FDA approval of CaPre, it may never obtain approval or commercialize CaPre outside of the United States, which would limit its ability to realize CaPre’s full market potential.

•	If Acasti or its third-party service providers fail to comply with healthcare laws and regulations or government price reporting laws, Acasti could be subject to civil or criminal penalties.

•	Acasti relies on third parties to conduct its clinical trials for CaPre.

•	Acasti relies on third parties to manufacture, produce and supply CaPre and may be adversely affected if those third parties are unable or unwilling to fulfill their obligations, including complying with FDA requirements.

•	The research, development and manufacture of CaPre involves using potentially hazardous materials.

•	Acasti depends on Neptune for some important services.

•	Acasti relies on Neptune to supply it with the krill oil it needs to produce CaPre for its clinical programs and will need to source alternative supplies of krill oil for future commercial supplies in light of Neptune’s recent sale of its krill oil inventory to Aker.

•	Interruptions of Acasti’s supply of CaPre could disrupt its planned Phase 3 program and, if CaPre reaches commercialization, impair any future revenue streams.

•	If product liability lawsuits are brought against Acasti, it may incur substantial liabilities and be required to cease the sale, marketing and distribution of CaPre.

•	Acasti may not achieve its publicly announced milestones on time, or at all.

•	Acasti may be subject to foreign exchange rate fluctuations.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Risks Related to Intellectual Property

•	It is difficult and costly to protect Acasti’s intellectual property rights.

•	CaPre is partly covered by patents that are not owned by Acasti but are instead sublicensed to us by Neptune through a sublicense with Aker. Acasti is assessing in more detail what impact, if any, this transaction may have on Acasti.

•	CaPre may infringe the intellectual property rights of others, which could increase Acasti’s costs and delay or prevent its development and commercialization efforts.

•	If Acasti does not protect its trademark for CaPre, it may not be able to build name recognition in its markets of interest.

•	Acasti may be involved in lawsuits to protect or enforce its patents or the patents of its licensors, which could be expensive, time-consuming and unsuccessful.

•	Changes in patent law could diminish the value of patents in general, thereby impairing Acasti’s ability to protect CaPre and any of its other future product candidates.

•	Acasti may not be able to protect its intellectual property rights throughout the world.

Risks Relating to Our Common Shares

•	The trading price of Acasti’s Common Shares may be volatile.

•	Future securities issuances by Acasti could result in significant dilution for existing shareholders.

•	Raising additional capital may cause dilution to Acasti’s existing shareholders, restrict its operations or require it to relinquish rights to its technologies or product candidates.

•	An active market for Acasti’s Common Shares might not be sustained.

•	A large number of Acasti’s Common Shares may be issued and subsequently sold upon the exercise of its outstanding warrants and under its convertible debentures, which could depress the trading price for its Common Shares.

•	Acasti does not intend to pay dividends on its Common Shares for the foreseeable future.

•	If Acasti fails to meet applicable listing requirements, the NASDAQ Stock Market or the TSXV may delist its Common Shares from trading, in which case the liquidity and market price of its Common Shares could decline.

•	Acasti may pursue opportunities or transactions that adversely affect its business and financial condition.

•	As a foreign private issuer, Acasti is subject to different U.S. securities laws and regulations than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

•	As an “emerging growth company”, Acasti is exempt from the requirement to comply with the auditor attestation requirements of the Sarbanes-Oxley Act.

•	U.S. investors may be unable to enforce certain judgments.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Additional Information

Updated and additional information about the Corporation is available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

As at August 14, 2017, the total number of Common Shares issued and outstanding was 14,712,052. The Corporation also has 2,376,188 stock options, 18,561,654 Series 8 & 9 warrants, 1,965,259 Public Offering warrants, 234,992 Series 2017 BW broker warrants and 1,052,630 Series 2017 unsecured convertible debentures outstanding.

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